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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

October 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Raymond Be

Re:	The Integrity Funds (the “Registrant”) Registration Statement on Form N-1A (File No. 033-53698; 811-07322)

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on October 7, 2019 with respect to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A filed on August 20, 2019 (the “Registration Statement”) relating to the issuance of shares of beneficial interest by the Integrity Short Term Government Fund, a series of the Registrant (the “Fund”). Set forth below are the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

Pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, the Registration Statement was scheduled to become effective on November 3, 2019. The Registrant intends to file one or more Post-Effective Amendments pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended, in order to designate new effective date(s) for Post-Effective Amendment No. 99. The Registrant intends to file a Post-Effective Amendment to the Registrant’s Registration Statement on or about January 17, 2020, the anticipated date of the Reorganization of the M.D. Sass Short Term U.S. Government Agency Income Fund into the Fund, in order to address the comments of the staff and to complete all missing information.

1.	Comment: In the “Principal Risks” sections of the Prospectus, consider using a more descriptive caption in place of “General Risk.”

Response: The Registrant will rename the caption “General Market Risk.”

2.

Comment: Supplementally confirm that “High Portfolio Turnover Risk” is a principal risk of investing in the Fund, as the staff notes prospectus disclosure that the portfolio turnover rate for the Predecessor Fund for the fiscal year ended May 31, 2019 was 15.24%. Please remove this disclosure from the Principal Risks sections of the prospectus if it is not a principal risk.

Response: The Registrant confirms that “High Portfolio Turnover Risk” is a principal risk of investing in the Fund, and notes that the portfolio turnover rate for the Predecessor Fund was higher for the fiscal years ended May 31, 2018 and 2017 compared to the fiscal year ended May 31, 2019.

3.

Comment: Supplementally confirm that “LIBOR Transition Risk” is a principal risk of investing in the Fund, as the staff notes prospectus disclosure indicating that the Fund primarily invests in U.S. Government and agency mortgage-backed securities. Please remove this disclosure from the Principal Risks sections of the prospectus if it is not a principal risk.

Response: The Registrant confirms that LIBOR Transition Risk is a principal risk of investing in the Fund and will revise the disclosure of this risk to conform to the LIBOR Transition Risk disclosure in the definitive Joint Proxy Statement/Prospectus dated September 27, 2019 relating to the Reorganization.

4.

Comment: Revise and or reformat the table in the Fund Performance section in order to clearly disclose each of the Average Annual Total Return figures in accordance with Item 4(b)(2)(iii) of Form N-1A.

Response: The Registrant will revise and or reformat the table as requested.

Please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the Registrant’s responses.

Regards,

/s/ Mark A. Quade
Mark A. Quade

cc:	Brent Wheeler, The Integrity Funds
Deborah Bielicke Eades, Vedder Price P.C.